UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35042

Nielsen Holdings plc

(Exact name of registrant as specified in its charter)

675 Avenue of the Americas New York, New York 100010	5th Floor Endeavor House 189 Shaftesbury Avenue London, WC2H 8JR United Kingdom

(Address of Principal Executive Offices)

+1 (410) 717-7134

(Registrant’s Telephone Number, Including Area Code)

Ordinary shares, par value €0.07 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Nielsen Holdings plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Nielsen Holdings plc

Date: October 24, 2022	By:	/s/ Jennifer Meschewski
Jennifer Meschewski
Secretary